news release

ARCELORMITTAL REPORTS RECORD

THIRD QUARTER 2007 RESULTS

Luxembourg, November 14, 2007 – ArcelorMittal1 (referred to as “ArcelorMittal”, or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and nine-month periods ended September 30, 2007.

Highlights:

Record third quarter results – in line with guidance

¡	EBITDA[2] of $4.9 billion, up 12% year-on-year

¡	Net income of $3.0 billion – up 36% year-on-year

¡	Strong cash flow from operations of $4.1 billion for the quarter

¡	First nine months 2007 EBITDA of $14.6 billion, up 30% year-on-year

Growth strategy advancing

¡	20mt of organic growth identified by 2012

¡	Transactions announced in Argentina, Canada, China, Italy and Turkey

Guidance

¡	Q407 EBITDA guidance of $4.6-$4.8 billion, versus $4.1 billion in Q406

¡	On track to deliver full year EBITDA of $19.2-$19.4 billion compared with pro forma 2006 full year EBITDA of $15.3 billion

New base dividend announced

Commenting, Lakshmi N. Mittal, President and CEO, ArcelorMittal, said:

“We are pleased to report another strong set of numbers for the third quarter, with EBITDA at $4.9 billion. This takes EBITDA for the first nine months of the year to $14.6 billion, 30% higher than in 2006. We are on track to deliver a record year for the Company.

The Company is making good progress with its three-dimensional growth strategy. We have announced a number of important strategic transactions in the quarter in Argentina, Canada, China, Italy and Turkey to further strengthen our market-leading position. We have also identified 20mt of organic growth by 2012, taking advantage of strong growth dynamics in developing markets.

We are very pleased with the overall progress of the Company.”

[1]

ArcelorMittal is the name of the entity resulting from the merger of (former) ArcelorMittal into Arcelor on November 13, 2007. The accounts presented herein are those of the (former) ArcelorMittal which merged into Arcelor.

[2]	EBITDA is defined as operating income plus depreciation.

Financial highlights (on the basis of IFRS, amounts in US$ and Euros3 ):

(In millions of U.S. dollars except earnings per share and shipments data)	US Dollars
Results	Q3 2007 Actual	Q2 2007 Actual	Q3 2006 Pro forma	9M 2007 Actual	9M 2006 Pro forma
Shipments (Million MT)[4]	26.0	28.7	26.9	81.7	83.8
Sales	25,524	27,223	22,069	77,223	65,373
EBITDA	4,881	5,326	4,354	14,553	11,154
Operating income	3,853	4,232	3,444	11,540	8,581
Net income	2,960	2,723	2,182	7,933	5,602
Basic earnings per share	$2.10	$1.97	$1.58	$5.70	$4.05

(In millions of Euros except earnings per share and shipments data)	Euros
Results	Q3 2007 Actual	Q2 2007 Actual	Q3 2006 Pro forma	9M 2007 Actual	9M 2006 Pro forma
Shipments (Million MT)[4]	26.0	28.7	26.9	81.7	83.8
Sales	18,579	20,194	17,312	57,445	52,517
EBITDA	3,553	3,951	3,415	10,826	8,960
Operating income	2,805	3,139	2,702	8,584	6,893
Net income	2,155	2,020	1,712	5,901	4,500
Basic earnings per share	€1.53	€1.46	€1.24	€4.24	€3.25

Base Dividend Increased by 20 cents to US$1.50

With full year EBITDA expected at $19.2-$19.4 billion, the Board of Directors has recommended to increase the Company’s base dividend by 20 cents from US$1.30 to US$1.50. Of this 20 cents, 10 cents will reflect the underlying growth of the Company and 10 cents the sustainable improvement of the Company’s profitability resulting from the merger.

As a consequence, the Board of Directors will submit to a shareholders vote, at the next annual general meeting, the proposal to increase the quarterly dividend payment from $0.325 to $0.375. The dividend payments will occur on a quarterly basis for the full year 2008. Consequently, the new quarterly dividend payments would take place on March 17, 2008, June 16, 2008, September 15, 2008 and December 15, 2008, taking into account that the first quarter dividend payment to be paid on March 17, 2008 shall be an interim dividend.

Final payment of current year dividend of $0.325 per share will be payable on December 17, 2007.

[3]	U.S. dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3738, 1.3481, 1.2748, 1.3443 and 1.2448 for Q3 2007, Q2 2007, Q3 2006, 9M 2007 and 9M 2006, respectively.
[4]	Some inter-company shipments are not eliminated.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Auditing Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in this press release have not been audited.

ArcelorMittal distribution policy is based on its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs. The base dividend has been designed to ensure a stable annual return and to increase in order to reflect the underlying growth of the Company.

THIRD QUARTER 2007 NEWS CONFERENCE (FOR MEDIA)

ArcelorMittal management will host a news conference:

Date: Wednesday, November 14, 2007

Time: 5.30 am New York Time / 10.30 am Greenwich Mean Time /

11.30 am Central European Time

The dial in number:

International number: +44 207 0705 579

UK: 0207 0705 579

USA: +1 866 432 7186

Replay Numbers:

International number: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

Access Code for each language on the replay:

English 069434#

Spanish 181439#

French 414790#

The news conference will be available via a live video webcast on www.arcelormittal.com.

THIRD QUARTER 2007 EARNINGS ANALYST CONFERENCE CALL

Additionally, ArcelorMittal management will host a conference call for members of the investment community to discuss the third quarter 2007 financial performance of ArcelorMittal at 9.30 am New York Time / 2.30 pm Greenwich Mean Time / 3.30 pm Central European Time on Wednesday, November 14, 2007. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International: +44 208 611 0043

UK: 0208 611 0043

USA: +1 866 432 7175

A replay of the conference call will be available for one week by dialing (access code 634819#):

International: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets, the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal or the entities to which it is successor (including Mittal Steel Company N.V. (“Mittal Steel”) including Mittal Steel’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ENQUIRIES:

Contact information ArcelorMittal Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26

Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Mark Mann	+44 207 543 2867	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Belgium		France
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Sandra Luneau	+33 1 71 92 00 58
Maitland Consultancy:		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Martin Leeburn/Lydia Pretzlik	+44 20 7379 5151	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+1 312 899 3817	Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397

ARCELORMITTAL THIRD QUARTER AND NINE MONTHS

2007 RESULTS – PRO FORMA COMPARISON

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three- and nine-month periods ended September 30, 2007.

Pro forma presentation

The pro forma results for 2006 include the results of both Arcelor and Mittal Steel as if the acquisition took place on January 1, 2006.

Furthermore, the results of the Company include the following acquisitions as if such acquisitions took place on January 1, 2006:

•	the acquisition of Sonasid on June 1, 2006; and
•	the acquisition of Dofasco on March 1, 2006.

The results of Sicartsa are included from April 20, 2007, the date of its acquisition by the Company.

Disposals

The pro forma results for 2006 include the results of the following subsidiaries until the dates of their disposals:

•	the disposal of Huta Bankowa Spólka z.o.o. (“Huta Bankowa”) in January 2007
•	the disposal of Travi e Profilati di Pallanzeno (“TPP”) in January 2007
•	the disposal of Stahlwerk Thüringen GmbH (“SWT”) in March 2007

On August 31, 2007, ArcelorMittal sold its European Laser Welded Tailored Blanks business (previously accounted for as an asset held for sale) to Noble International Limited (“Noble”).

On September 6, 2007, ArcelorMittal announced that it had received approval from the United States Department of Justice (DOJ) to sell its Sparrows Point facility. A joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors, will purchase the facility for a value of $1.35 billion. The transaction is expected to close in the fourth quarter of this year and is still pending approval from the United Steelworkers (USW).

Results for the three months ended September 30, 2007 versus the three months ended June 30, 2007 and pro forma results for the three months ended September 30, 2006

ArcelorMittal’s net income for the three months ended September 30, 2007, was $3.0 billion, or $2.10 per share, as compared with $2.7 billion, or $1.97 per share, for the three months ended June 30, 2007, and pro forma net income of $2.2 billion, or $1.58 per share, for the three months ended September 30, 2006.

Sales and operating income for the three months ended September 30, 2007, were $25.5 billion and $3.9 billion, respectively, as compared with $27.2 billion and $4.2 billion, respectively, for the three months ended June 30, 2007. Pro forma sales and operating income for the three months ended September 30, 2006, were $22.1 billion and $3.4 billion, respectively.

Total steel shipments for the three months ended September 30, 2007, were 26.0 million metric tonnes as compared with 28.7 million metric tonnes for the three months ended June 30, 2007, and pro forma steel shipments of 26.9 million metric tonnes for the three months ended September 30, 2006. Total steel shipments were lower in the three months ended September 30, 2007, as compared to the three months ended June 30, 2007, primarily due to the seasonal slowdown in the market.

Analysis of operations

Sales for the three months ended September 30, 2007, were $25.5 billion as compared with $27.2 billion for the three months ended June 30, 2007, and pro forma sales of $22.1 billion for the three months ended September 30, 2006.

Depreciation for the three months ended September 30, 2007, was lower at $1.0 billion as compared with $1.1 billion for the three months ended June 30, 2007, and higher as compared with pro forma depreciation of $910 million for the three months ended September 30, 2006.

Operating income for the three months ended September 30, 2007, decreased to $3.9 billion as compared with $4.2 billion for the three months ended June 30, 2007, and increased as compared to pro forma operating income of $3.4 billion for the three months ended September 30, 2006.

Income from equity method investments for the three months ended September 30, 2007, was $236 million as compared with $195 million for the three months ended June 30, 2007, and pro forma income from equity method investments of $177 million for the three months ended September 30, 2006.

Net financing costs for the three months ended September 30, 2007, were higher at $189 million as compared with $182 million for the three months ended June 30, 2007, and lower as compared to pro forma expense of $352 million for the three months ended September 30, 2006. Included in the net financing cost is net interest expense which increased by $12 million to $308 million for the three months ended September 30, 2007, as compared to $296 million for the three months ended June 30, 2007. Net financing costs for the three months ended September 30, 2007 primarily include a gain on mark-to-market financial instruments of $274 million partially offset by other financial expenses.

Income tax expense for the three months ended September 30, 2007, decreased to $672 million as compared with $1.1 billion for the three months ended June 30, 2007. The effective tax rate for the three months ended September 30, 2007, was 17.0% as compared with 25.2% for the three months ended June 30, 2007. The pro forma income tax expense for the three months ended September 30, 2006 was $669 million, representing an effective tax rate of 20.5%. Income tax expenses decreased for the three months ended September 30, 2007, primarily due to the one-time impact of the reduction of German corporation income tax rate as well as the recognition of certain tax assets.

Minority interest for the three months ended September 30, 2007, was $312 million, as compared with $497 million for the three months ended June 30, 2007, and pro forma minority interest of $420 million for the three months ended September 30, 2006. The decrease was primarily due to the acquisition of minority interest of ArcelorMittal Brasil.

Net income for the three months ended September 30, 2007, increased to $3.0 billion as compared with $2.7 billion for the three months ended June 30, 2007, and pro forma net income of $2.2 billion for the three months ended September 30, 2006.

Analysis of segment operations Q3 2007 v Q2 2007

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were lower at 6.9 million metric tonnes for the three months ended September 30, 2007, as compared with steel shipments of 7.1 million metric tonnes for the three months ended June 30, 2007.

Sales were lower at $5.7 billion for the three months ended September 30, 2007, as compared with sales of $5.9 billion for the three months ended June 30, 2007.

Operating income was marginally higher at $864 million for the three months ended September 30, 2007, as compared with operating income of $846 million for the three months ended June 30, 2007.

Operating results for the three months ended September 30, 2007, as compared with the three months ended June 30, 2007, were lower due to lower shipments, partly offset by higher average steel selling prices in Mexico, South America and Canada. During this quarter the Flat Carbon Americas segment also recognized a one-time gain of $68 million from the renegotiation of a contract with a supplier.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were lower at 7.8 million metric tonnes for the three months ended September 30, 2007, as compared with steel shipments of 9.2 million metric tonnes for the three months ended June 30, 2007.

Sales were lower at $8.2 billion for the three months ended September 30, 2007, as compared with sales of $8.9 billion for the three months ended June 30, 2007.

Operating income was lower at $1.0 billion for the three months ended September 30, 2007, as compared with $1.2 billion for the three months ended June 30, 2007.

Operating results for the three months ended September 30, 2007, as compared to the three months ended June 30, 2007, decreased primarily due to the seasonal slowdown resulting in lower volumes, and higher input costs partly offset by higher average steel selling prices.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were lower at 5.7 million metric tonnes for the three months ended September 30, 2007, as compared with steel shipments of 6.5 million metric tonnes for the three months ended June 30, 2007.

Sales were lower at $5.5 billion for the three months ended September 30, 2007, as compared with sales of $6.2 billion for the three months ended June 30, 2007.

Operating income was lower at $897 million for the three months ended September 30, 2007, as compared with operating income of $1.1 billion for the three months ended June 30, 2007.

Operating results for the three months ended September 30, 2007, as compared with the three months ended June 30, 2007, decreased primarily due to the seasonal slowdown resulting in lower volumes in Europe, and higher input costs partly offset by higher average steel selling prices.

Asia, Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were lower at 5.3 million metric tonnes for the three months ended September 30, 2007, as compared with steel shipments of 5.4 million metric tonnes for the three months ended June 30, 2007.

Sales remained flat at $4.8 billion for the three months ended September 30, 2007, as compared to the three months ended June 30, 2007.

Operating income was lower at $790 million for the three months ended September 30, 2007, as compared with operating income of $1.0 billion for the three months ended June 30, 2007.

Operating results for three months ended September 30, 2007, as compared to the three months ended June 30, 2007, decreased mainly due to marginally lower volumes and higher input costs. Also during this quarter, the segment results were lower due to voluntary retirement scheme cost increases of $60 million.

Stainless Steel

Total steel shipments in the Stainless Steel segment were lower at 432 thousand metric tonnes for the three months ended September 30, 2007, as compared with steel shipments of 544 thousand metric tonnes for the three months ended June 30, 2007.

Sales were lower at $2.0 billion for the three months ended September 30, 2007, as compared with sales of $2.7 billion for the three months ended June 30, 2007.

Operating income was lower at $151 million for the three months ended September 30, 2007, as compared with operating income of $237 million for the three months ended June 30, 2007.

Operating results for the Stainless Steel segment declined for the three months ended September 30, 2007, as compared to the three months ended June 30, 2007, primarily due to a weaker stainless steel market with reduced volumes, and lower average selling prices.

AM3S5

Total steel shipments in the AM3S segment were higher at 3.5 million tonnes for the three months ended September 30, 2007, as compared with steel shipments of 3.3 million tonnes for the three months ended June 30, 2007.

Sales in the AM3S segment were lower at $3.7 billion for the three months ended September 30, 2007, as compared with sales of $3.8 billion for the three months ended June 30, 2007.

Operating income decreased to $119 million for the three months ended September 30, 2007, as compared with operating income of $184 million for three months ended June 30, 2007, primarily due to seasonal slowdown resulting in lower selling prices and mix.

Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of September 30, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $7.2 billion as compared to $6.8 billion at June 30, 2007. Net debt for the third quarter, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, decreased by $1.1 billion to $22.2 billion.

[5]	Shipments for the AM3S segment, which are mainly inter-company, are not consolidated in the total shipments of the combined company and are eliminated.

Gearing6 has decreased from 42% to 38% and net debt to EBITDA ratio has decreased from 1.2x7 at June 30, 2007, to 1.1x8 at September 30, 2007.

The Company had total liquidity of $18.8 billion at September 30, 2007 (as compared to $16.4 billion at June 30, 2007), consisting of cash and cash equivalents (including restricted cash and short-term investments of $7.2 billion), and available bank lines (including bank lines at the level of its operating subsidiaries) of $11.6 billion at September 30, 2007.

Changes in current assets and current liabilities provided cash during the three months ended September 30, 2007, of $415 million as compared to $587 million used in the three months ended June 30, 2007.

For the three months ended September 30, 2007, net cash provided by operating activities was $4.1 billion, as compared with $3.7 billion for the three months ended June 30, 2007.

Capital expenditures during the three months ended September 30, 2007, decreased to $1.2 billion, as compared with $1.3 billion for the three months ended June 30, 2007.

ArcelorMittal has completed its $590 million share buy-back program and is progressing with its 27 million share buy-back program. During the third quarter the Company bought 9.6 million shares at a total outlay of $682 million. As of October 29, 2007, approximately 12 million shares have been bought back under the 27 million share buy back program at an outlay of $881 million.

On August 17, 2007, ArcelorMittal declared a dividend of US$ 0.325 per share which was paid on September 17, 2007. Dividends primarily include quarterly payments to group shareholders of $460 million as well as dividends at ArcelorMittal South Africa to minority shareholders of $76 million.

Recent Developments

•

On November 14, 2007, ArcelorMittal announced the acquisition of a 100% stake in Galvex OÜ, the Estonian privately owned steel galvanizing line based in Tallinn and located on the Baltic Sea, subject to regulatory clearances and approvals.

•

On November 13, 2007, ArcelorMittal announced the effectiveness of the merger of ArcelorMittal into Arcelor. The merger is the second step in the two-step merger process between Mittal Steel Company N.V. (which merged into ArcelorMittal on September 3, 2007) and Arcelor.

As a result of the merger, Arcelor has been renamed “ArcelorMittal” and holders of ArcelorMittal shares automatically received one newly issued ArcelorMittal (ex-Arcelor) share for every one (former) ArcelorMittal share on the basis of their respective holdings in (former) ArcelorMittal.

•

On November 7, 2007, ArcelorMittal announced it had entered into an agreement to acquire 820,119,151 ordinary shares, or an approximate 28% equity interest, in China Oriental Group Company Limited from Smart Triumph Corporation and Ms. Chen Ningning for a total consideration of $647 million. As a result of the acquisition, ArcelorMittal became the second largest shareholder of the China Oriental Group Company Limited. China Oriental Group Company Limited, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited, manufactures and sells steel products such as billets, strips, H-beams, cold-rolled and galvanized strip through its main operating subsidiaries Hebei Jinxi I&S in Hebei and Foshan Jinxi in Guangdong, People’s Republic of China. In 2006, China Oriental Group Company Limited sold approximately 3.75 million tonnes of steel products, and reported revenues of $1,313 million and EBITDA of $225 million. For the six months ended June 30, 2007, it reported revenues of $890 million and EBITDA of $161 million. Net debt as of June 30, 2007 was approximately $113 million.

[6]	Gearing is defined as net debt divided by total equity.
[7]	Based on 1H07 annualized levels.
[8]	Based on 9M07 annualized levels.

•

On October 26, 2007, ArcelorMittal announced its intention to acquire a 70% stake in Carminati Distribuzione S.r.l., one of the leading steel distributors in Northern Italy. The transaction has been approved by the competition authorities. Carminati Distribuzione S.r.l. (formerly Carminati Siderurgica S.p.A.), founded in 1960 and until now entirely owned by the Carminati family, employs 88 people in three sites (Brescia, Bergamo and Verona). It sold over 75,000 tonnes in 2006 with sales of €50 million. It specializes in finished long products with cutting, drilling and flame-cutting activities, for beams and angles. Its sales of sheets and plates, as well as of hot rolled bars and tubes, create a highly complementary product mix and activity which is aligned with ArcelorMittal Distribuzione Italia’s strategy.

•

On October 22, 2007, ArcelorMittal and Borusan announced a 50/50 joint venture partnership with a $500 million investment in the construction of a new hot strip mill in Gemlik, Turkey. The mill, which will be located next to ArcelorMittal’s and Borusan’s jointly operated Borçelik plant in Gemlik, on the Marmara sea coast, is planned to come online in first half of 2010, with a capacity of 4.8 million tonnes.

•

On October 15, 2007, ArcelorMittal announced the acquisition of a 90% stake in Rongcheng Chengshan Steelcord, the privately-owned Chinese steelcord wire drawing company based in Shandong province, People’s Republic of China for $26.6 million. Rongcheng Chengshan Steelcord specializes in steelcord wire and bead wire (which are used for tire reinforcement).

•

On October 9, 2007, ArcelorMittal unveiled its industrial plan for the Liège region of Belgium in respect of upstream and downstream activities (cold phase and packaging), research and development and contributing to the economic renewal of the region. ArcelorMittal has decided to re-fire the Seraing blast furnace subject to the appropriate C02 allocation.

•

On October 2, 2007, ArcelorMittal announced its intention to launch a cash offer to acquire the 34.7% of outstanding shares in Acindar it does not currently own. (BASE: ACIN AR). ArcelorMittal intends to offer Acindar shareholders AR$5.75 in cash, equivalent to $1.83, as of October 1, 2007, for each Acindar share they hold. The potential total transaction value is AR$1,708 million, equivalent to $542 million as of October 1, 2007.

•

On September 11, 2007, as part of its development strategy in Central and Eastern Europe, ArcelorMittal invested in a new cut-to-length line for hot rolled coils in Ostrava. With a processing capacity of 250,000 tons per year, this facility will strengthen the existing network of ArcelorMittal’s Steel Service Centre operations in Poland (Krakow, Bytom and Walbrzych, with the recently acquired TBS facility) and Slovakia (Senica), as well as its existing operations in Ostrava. The line will cost $18 million and will start operating in mid-2008.

•

On September 10, 2007, ArcelorMittal announced the proposed acquisition of 51% of the shares of Rozak A.S. (“Rozak”), the main Turkish steel stockholding company. The transaction is subject to antitrust authorities’ approval, and is expected to be completed by year-end 2007. Rozak specializes in H-profiles, sheet and plates. In 2006, it shipped 450,000 tons and its sales reached 260 million euros. ArcelorMittal is already the major supplier of Rozak.

•

On September 5, 2007, ArcelorMittal announced that it was acquiring Wabush Mines, an iron ore and pellet producer in northeastern Canada. The Company will exercise the right of first refusal option that its Dofasco subsidiary had on its Wabush Mines joint venture. Dofasco, which already held 28.6% of the mining venture, will acquire the interests of Stelco (44.6%) and Cleveland Cliffs (26.8%) on the same terms as those offered by Consolidated Thompson on June 6, 2007. These terms include a cash element of approximately $67 million and certain liabilities. As a result, ArcelorMittal will own 100% of the Wabush Mines. The transaction, which is subject to regulatory approval, is expected to be finalized by December 2007.

Outlook for fourth Quarter 2007

The Company expects fourth quarter 2007 EBITDA to be between $4.6 to $4.8 billion. Total shipments in the fourth quarter of 2007, are expected to increase as compared with the third quarter of 2007. Flat Carbon Americas performance is expected to improve for steel operations, however EBITDA is expected to decline overall due to low seasonal activity in mining operations. EBITDA in the Flat Carbon Europe and Long Carbon America and Europe segment is expected to decline slightly. Operating results in AM3S, Asia, Africa and CIS segments is expected to remain stable. Stainless Steel segment EBITDA is expected to further deteriorate. The Company expects a tax rate of between 20%-25%.

ARCELORMITTAL UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
In millions of U.S. dollars	ACTUAL September 30, 2007	ACTUAL June 30, 2007	ACTUAL December 31, 2006[1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$7,200	$6,782	$6,146
Trade accounts receivable – net	10,402	11,246	8,769
Inventories	20,792	19,448	19,238
Prepaid expenses and other current assets	5,725	6,091	5,209

Total Current Assets	44,119	43,567	39,362

Goodwill and intangible assets	14,979	14,954	10,782
Property, plant and equipment	59,341	57,836	54,696
Investments in affiliates and joint ventures	5,354	4,707	3,492
Deferred tax assets	1,618	1,503	1,670
Other assets	2,214	2,282	2,164

Total Assets	$127,625	$124,849	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$9,594	$7,617	$4,922
Trade accounts payable	12,248	11,853	10,717
Accrued expenses and other current liabilities	10,703	10,741	8,921

Total Current Liabilities	32,545	30,211	24,560

Long-term debt, net of current portion	19,775	22,389	21,645
Deferred tax liabilities	7,878	7,625	7,274
Other long-term obligations and deferred employee benefits	8,667	9,677	8,496

Total Liabilities	68,865	69,902	61,975

Total Shareholders’ Equity	52,079	48,549	42,127
Minority Interest	6,681	6,398	8,064

Total Equity	58,760	54,947	50,191

Total Liabilities and Shareholders’ Equity	$127,625	$124,849	$112,166

1	Amounts are derived from Mittal Steel Company’s N.V. (a predecessor of the Company) audited financial statements for the year ended December 31, 2006

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended			Nine Months Ended
	September 30, 2007	June 30, 2007	September 30, 2006 [1,2]	September 30, 2007	September 30, 2006 [1,2]
In millions of U.S. dollars, except shares, per share, employee and shipment data	Actual	Actual	Pro forma	Actual	Pro forma
STATEMENTS OF INCOME
Sales	$25,524	$27,223	$22,069	$77,223	$65,373
Depreciation	1,028	1,094	910	3,013	2,573
Operating Income	3,853	4,232	3,444	11,540	8,581
Operating Margin %	15.1%	15.5%	15.6%	14.9%	13.1%

Other income (expense) - net	44	62	2	127	4
Income from equity method investments	236	195	177	585	406
Financing costs - net	(189)	(182)	(352)	(381)	(1,332)

Income before taxes and minority interest	3,944	4,307	3,271	11,871	7,659
Income tax expense	672	1,087	669	2,693	1,012

Income before minority interest	3,272	3,220	2,602	9,178	6,647
Minority interest	(312)	(497)	(420)	(1,245)	(1,045)

Net income	$2,960	$2,723	$2,182	$7,933	$5,602

Basic earnings per common share[3]	$2.10	$1.97	$1.58	$5.70	$4.05
Diluted earnings per common share[3]	2.10	1.97	1.57	5.69	4.04
Weighted average common shares outstanding (in millions)[3]	1,407	1,380	1,385	1,393	1,384
Diluted weighted average common shares outstanding (in millions)[3]	1,409	1,382	1,386	1,395	1,385

EBITDA[4]	$4,881	$5,326	$4,354	$14,553	$11,154
EBITDA Margin %	19.1%	19.6%	19.7%	18.8%	17.1%

OTHER INFORMATION
Total shipments of steel products[5] (million metric tonnes)	26.0	28.7	26.9	81.7	83.8
Employees (in thousands)	311	314	324	311	324

1.

The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.

2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory
3.	The information provided assumes that shares issued in connection with the acquisition of Arcelor were issued at the beginning of the period presented.
4.	EBITDA is defined as operating income plus depreciation.
5.	Some intercompany shipments are not eliminated

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended			Nine Months Ended
	September 30, 2007	June 30, 2007	September 30, 2006 [1,2]	September 30, 2007	September 30, 2006[1,2]
In millions of U.S. dollars	Actual	Actual	Pro forma	Actual	Pro forma
Operating activities:
Net Income	$2,960	$2,723	$2,182	$7,933	$5,602
Adjustments to reconcile net income to net cash provided by operations:
Minority interests	312	497	420	1,245	1,045
Depreciation	1,028	1,094	910	3,013	2,573
Others	(598)	5	(9)	(867)	(801)
Changes in operating assets and liabilities, net of effects from acquisitions	415	(587)	(1,778)	(825)	(2,506)

Net cash provided by operating activities	4,117	3,732	1,725	10,499	5,913

Investing activities:
Purchase of property, plant and equipment	(1,152)	(1,330)	(1,046)	(3,470)	(3,005)
Other investing activities (net)	(209)	(5,435)	245	(4,782)	(94)

Net cash used in investing activities	(1,361)	(6,765)	(801)	(8,252)	(3,099)

Financing activities:
Proceeds (payments) from payable to banks and long-term debt	(1,693)	2,693	(1,188)	1,015	1,574
Dividends paid	(519)	(644)	(355)	(1,677)	(2,269)
Share buy-back	(682)	(571)	—	(1,253)	—
Other financings activities (net)	442	(9)	13	479	(45)

Net cash provided by (used in) financing activities	(2,452)	1,469	(1,530)	(1,436)	(740)

Net increase (decrease) in cash and cash equivalents	304	(1,564)	(606)	811	2,074

Effect of exchange rate changes on cash	138	90	(93)	295	54

Change in cash and cash equivalents	$442	$(1,474)	$(699)	$1,106	$2,128

1.

The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.

2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory

Appendix 1 - Third Quarter 2007

Key financial and operational information

Amounts in millions of U.S. dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S
Financial Information
Sales	$5,662	$8,241	$5,511	$4,757	$2,028	$3,719

Depreciation	240	336	183	145	74	34

Operating income	864	1,032	897	790	151	119

Operating margin (as a percentage of sales)	15.3%	12.5%	16.3%	16.6%	7.4%	3.2%

EBITDA	1,104	1,368	1,080	935	225	153

EBITDA margin (as a percentage of sales)	19.5%	16.6%	19.6%	19.7%	11.1%	4.1%

Capital expenditure	280	339	227	191	63	38

Operational Information

Crude Steel Production (Thousand MT)	8,156	9,720	6,091	5,225	475	—

Steel Shipments (Thousand MT)	6,886	7,798	5,657	5,263	432	3,523

Average Steel Selling price (US$/MT)	707	861	801	641	4,182	999

Employees (000’S)	36.5	69.5	53.9	124.1	11.5	12.8

•	EBITDA is defined as operating income plus depreciation.
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at the former Mittal Steel units.
•	Some inter-segment and intra-segment sales have not been eliminated.
•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated and exclude all hirework and commission shipments from April 1, 2007 onwards.
•	Average steel selling prices are calculated as steel sales divided by steel shipments.

Appendix 2 - Quarter 3 2007

ArcelorMittal steel shipments by geographical location

Shipments (Thousand MT)	Q307	Q2 07	Q1 07	9M 07
Flat Carbon Americas:	6,886	7,121	6,597	20,604

North America[1]	5,516	5,910	5,404	16,830
South America	1,370	1,211	1,193	3,774

Flat Carbon Europe:	7,798	9,165	8,653	25,616

Europe	7,798	9,165	8,653	25,616

Long Carbon Americas and Europe:	5,657	6,490	6,169	18,316

North America[2]	1,096	1,061	763	2,920
South America	1,342	1,313	1,259	3,914
Europe	3,219	4,116	4,147	11,482

AACIS:	5,263	5,356	5,117	15,737

Africa	2,030	2,019	2,107	6,156
Asia, CIS & Other	3,233	3,337	3,010	9,581

Stainless Steel:	432	544	498	1,474

1	Includes shipments from Lazaro Cardenas, Mexico
2	Includes shipments from Sicartsa, Mexico

•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated in the combined company total